

Mail Stop 3561

May 15, 2018

William J. Delaney
Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

      Re: **Sysco Corporation**
              Form 10-K for the fiscal year ended July 1, 2017
              Response Dated April 19, 2018
              File No. 001-06544

Dear Mr. Delaney:

We have reviewed your April 19, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 19, 2018 letter.

Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 21. Business Segment Information, page 104

1. We note your response to comment 2. Please provide us with more information about your decision to aggregate International Foodservice Operations – Americas and International Foodservice Operations – Europe into a single reportable segment. Specifically, please respond to the following:

   - We note the information contained in your Rule 83 confidential treatment request number 01. Please tell us the anticipated timing for these plans.

- We note your quantitative assessment of economic similarity based on operating margin and gross margin for fiscal 2017. Please also provide us with this information for fiscal 2015 and 2016, and for the most recent interim period in fiscal 2018, to assist us in understanding how you assessed long-term economic similarity.

- Please describe to us in reasonable detail the underlying factors that create differences in gross margin between these two operating segments. To the extent the quantitative similarity in operating margin differs from the quantitative similarity in gross margin, also describe to us the differences in the operating expenses of the two segments that lead operating margin to be more or less similar than gross margin. Please provide this analysis for fiscal 2015, 2016, 2017, and interim 2018.

- We note your analysis of the qualitative aggregation criteria including the regulatory environment. We also note your explanation that regulatory bodies vary among all countries across the international operating segments; however, they are consistent in the types of regulations imposed. Please explain to us in more detail how having the same types of regulations makes the regulatory environment similar and if these countries have similar levels of standards and/or enforcement.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products